UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                  Commission file number 0-20852

(Check One):   |_| Form 10-K   |_|  Form 20-F   |_|  Form 11-K   |_|  Form 10-Q
               |_|  Form N-SAR

         For Period Ended: ______________________

|X| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

         For the Transition Period Ended: December 31, 2002

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I -- REGISTRANT INFORMATION

Ultralife Batteries, Inc.
-------------------------
(Full Name of Registrant)

N/A
---
(Former Name if Applicable)

2000 Technology Parkway
-----------------------
(Address of Principal Executive Office (Street and Number))

Newark, New York 14513
----------------------
(City, State and Zip Code)

PART II -- RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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

PART III -- NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

      The Company is preparing a Transition Report on Form 10-K for the period ended December 31, 2002. On February 26, 2003, the Company disclosed that it would likely need to restate certain prior period financial statements as a result of the manner in which it had accounted for its equity investment in its affiliate, Ultralife Taiwan, Inc. (UTI). The Company, along with its independent accountants, sought concurrence from the SEC for the appropriate treatment related to this complex accounting issue. The Company has reached a conclusion on this issue, and the SEC concurrence was obtained on March 28, 2003. As a result, the Company will be amending its previous filings with the SEC for the quarterly and annual periods in its fiscal year ended June 30, 2002 and for the quarterly period ended September 28, 2002. As a result of the effort arising from this process, the Company will require additional time to complete its Transition Report on Form 10-K. As noted in Part II, the Company will be filing its Transition Report on Form 10-K on or before the fifteenth calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Robert W. Fishback
------------------
     (Name)

   (315)           332-7100
-----------   ------------------
(Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Ultralife Batteries, Inc.
                            -------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 31, 2003       By /s/ Robert W. Fishback
                            -----------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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